                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. 1 )*
                                      ----


                           Hines Horticulture, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  433245 10 7
                                (CUSIP Number)

                                                        Copy to:

   Paul R. Wood                                         James S. Rowe
   Madison Dearborn Partners, Inc.                      Kirkland & Ellis
   Three First National Plaza, Suite 3800               200 E. Randolph Drive
   Chicago, Illinois 60602                              Chicago, Illinois 60601
   312/895-1000                                         312/861-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 8, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 15 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 433245 10 7                                     PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             10,785,628 (See Item 5)
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          (See Item 5)
      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER

                          10,785,628 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,628 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9%  (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 433245 10 7                                     PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0 (See item 5)
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             10,785,268 (See item 5)
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0 (See item 5)
      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER

                          10,785,268 (See item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,785,268 (See item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9%  (See item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 433245 10 7                                     PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0 (See item 5)
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             1,000,000 (See item 5)
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0 (See item 5)
      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER

                          1,000,000 (See item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000,000 (See item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5%  (See item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 433245 10 7                                     PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0 (See item 5)
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             1,000,000 (See item 5)
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0 (See item 5)
      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER

                          1,000,000 (See item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000,000 (See item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.5%  (See item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 433245 10 7                                     PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0 (See item 5)
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             11,785,628 (See item 5)
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0 (See item 5)
      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER

                          11,785,628 (See item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,785,628 (See item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53.4%  (See item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 433245 10 7                                     PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Paul R. Wood

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0 (See item 5)
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             11,785,628 (See item 5)
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          (See item 5)
      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER

                          11,785,828 (See item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,785,628 (See item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53.4%  (See item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 433245 10 7                                     PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Thomas R. Reusche

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0 (See item 5)
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             11,785,628 (See item 5)
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0 (See item 5)
      PERSON       -----------------------------------------------------------

       WITH          10   SHARED DISPOSITIVE POWER

                          11,785,628 (See item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,785,628 (See item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53.4%  (See item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer:
          -------------------

               This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Hines Horticulture, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 12621 Jeffrey Road, Irvine, California 92620.


Item 2.   Identity and Background:
          -----------------------

               (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Madison Dearborn Capital Partners, L.P., a Delaware limited partnership ("MDCP, L.P."), by virtue of its direct beneficial ownership of 10,785,628 shares of Common Stock; (ii) Madison Dearborn Partners, L.P., a Delaware limited partnership ("MDP, L.P."), by virtue of its being the general partner of MDCP, L.P.; (iii) Madison Dearborn Capital Partners II, L.P., a Delaware limited partnership ("MDCP II, L.P."), by virtue of its direct beneficial ownership of 1,000,000 shares of Common Stock; (iv) Madison Dearborn Partners II, L.P., a Delaware limited partnership ("MDP II, L.P."), by virtue of its being the general partner of MDCP II, L.P.; (v) Madison Dearborn Partners, Inc., a Delaware corporation ("MDP, Inc."), by virtue of its being the general partner of MDP, L.P. and the general partner of MDP II, L.P; (vi) Paul R. Wood, an individual, by virtue of his being a Managing Director of MDP, Inc. ("Wood"); and (vii) Thomas R. Reusche, an individual, by virtue of his being a Managing Director of MDP, Inc. ("Reusche"), all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 14, 1998, a copy of which is filed with this statement as Exhibit A (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this amendment jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

          Certain information required by this Item 2 concerning the executive officers and the directors of MDP, Inc., is set forth on Schedule A attached hereto, which is incorporated herein by reference.

          The Reporting Persons may be deemed to constitute a "group"for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

               (b) The address of the principal business and principal office of the Reporting Persons and the persons named on Schedule A is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.

               (c) The Reporting Persons and the persons named on Schedule A are engaged in the private equity investment business.

               (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement,

                                Page 9 of 15 Pages
     was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Persons believe that all persons named in Schedule A to this statement are citizens of the United States.


Item 3.   Sources and Amount of Funds or Other Consideration:
          --------------------------------------------------

          This Amendment relates to the acquisition by MDCP II, L.P., a private equity investment fund, of 1,000,000 shares of Common Stock at a price of $6.875 per share for an aggregate purchase price of $6,875,000. MDCP II, L.P. used a portion of such fund as the source of funds for this transaction.


Item 4.   Purpose of Transaction:
          ----------------------

          On October 8, 1998, MDCP II, L.P. acquired 1,000,000 shares of the Common Stock for its own account with the present intention of holding the Common Stock for purposes of investment. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, ability to dispose of the shares to a third party, ability to dispose of shares in the market, availability of funds, alternative uses of funds and general economic conditions, MDCP II, L.P. (as well as MDCP, L.P.) may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company. The Reporting Persons are filing this amended Schedule 13D to reflect the material increase in the number of shares of Common Stock indirectly beneficially owned by MDP, Inc.

          None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named on Schedule A to this statement, has any present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its

                              Page 10 of 15 Pages
               investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may further impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

          (j)  Any action similar to any of those enumerated above.


Item 5.   Interest In Securities of the Issuer:
          ------------------------------------

     (a)-(b) As of October 8, 1998, MDCP, L.P. has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 10,785,628 shares of Common Stock, constituting approximately 48.9% of the outstanding Common Stock of the Company. MDP, L.P., as the general partner of MDCP, L.P., and MDP, Inc., as the general partner of MDP, L.P., may be deemed to have the shared power to vote and dispose of the 10,785,628 shares of Common Stock held by MDCP, L.P.

          In addition, as of October 8, 1998, MDCP II, L.P. has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,000,000 shares of Common Stock, constituting 4.5% of the outstanding Common Stock of the Company. MDP II, L.P., as the general partner of MDCP, L.P., and MDP, Inc., as the general partner of MDP, L.P., may be deemed to have the shared power to vote and dispose of the 1,000,000 shares of Common Stock held by MDCP II, L.P.

          MDP, Inc. therefore has the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of a total of 11,785,628 shares of Common Stock, constituting 53.4% of the outstanding Common Stock of the Company. As Managing Directors of MDP, Inc. and directors of the Company, Wood and Reusche may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by MDCP, L.P. and MDCP II, L.P.

          Pursuant to Rule 13d-5(b)(1) under the Exchange Act, each of the Reporting Persons may be deemed as members of a "group" to have beneficial ownership of 11,785,628 shares of Common Stock, the aggregate number of shares of Common Stock held by MDCP, L.P. and MDCP II, L.P., representing approximately 53.4% of the outstanding Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          The filing of this Schedule 13D by MDP, Inc., MDP, L.P., MDCP, L.P., MDP II, L.P., MDCP II, L.P., Wood and Reusche shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

                              Page 11 of 15 Pages

          All of the percentages calculated in this Schedule 13D are based upon an aggregate of 22,072,549 shares of Common Stock outstanding as of July 26, 1998, as disclosed to the Reporting Persons by the Company.

     (c)  See responses to Item 3 and 4 of this Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          MDCP, L.P. entered into a Lock-Up Letter Agreement with the underwriters of the Company's initial public offering pursuant to which MDCP, L.P. agreed not to transfer any securities of the Company until December 19, 1998. To the best knowledge of the Reporting Persons, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.   Material to be Filed As Exhibits:

          Exhibit A -- Agreement Re Joint Filing of Schedule 13D.
          Exhibit B -- Lock-Up Letter Agreement

                              Page 12 of 15 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Date:  October 14, 1998


                                       MADISON DEARBORN CAPITAL
                                       PARTNERS, L.P.

                                       By: Madison Dearborn Partners, L.P.
                                       Its:   General Partner

                                       By: Madison Dearborn Partners, Inc.
                                       Its:  General Partner

                                       By:
                                          ------------------------------------
                                          /s/ Paul R. Wood, Managing Director

                                       MADISON DEARBORN CAPITAL
                                       PARTNERS II, L.P.

                                       By: Madison Dearborn Partners II, L.P.
                                       Its:   General Partner

                                       By: Madison Dearborn Partners, Inc.
                                       Its:  General Partner

                                       By:
                                          -------------------------------------
                                          /s/ Paul R. Wood, Managing Director

                                       MADISON DEARBORN PARTNERS,
                                       L.P.

                                       By: Madison Dearborn Partners, Inc.
                                       Its:  General Partner

                                       By:
                                          -------------------------------------
                                          /s/ Paul R. Wood, Managing Director


                              Page 13 of 15 Pages

                                   MADISON DEARBORN PARTNERS II,
                                   L.P.

                                   By: Madison Dearborn Partners, Inc.
                                   Its:  General Partner

                                   By:____________________________________
                                       /s/ Paul R. Wood, Managing Director


                                   MADISON DEARBORN PARTNERS,
                                   INC.

                                   By:____________________________________
                                       /s/ Paul R. Wood, Managing Director

                                   _______________________________________
                                       /s/ Paul R. Wood

                                   _______________________________________
                                       /s/ Thomas R. Reusche


                               Page 14 of 15 Pages

                                   Schedule A
                                   ----------



The following individuals are executive officers of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn Partners, L.P. and Madison Dearborn Partners II, L.P., which are the general partners of Madison Dearborn Capital Partners, L.P. and Madison Dearborn Capital Partners II, L.P., respectively: Paul R. Wood, Thomas R. Reusche, David F. Mosher, Gary J. Little, John Canning, Jr., Paul Finnegan, Samuel Mencoff, William Hinckler, James Perry, Jr., Justin Huscher, Benjamin Chereskin, Timothy Sullivan, Nicholas Alexos and Robin Selati. John Canning, Jr. is also the sole director of MDP, Inc.


                               Page 15 of 15 Pages